EXHIBIT 1
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                                   [Desc Logo]

                               DESC, S.A. DE C.V.


                                   N O T I C E

Pursuant to articles 181, 182, 183, 186 and 187 of the General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the shareholders of DESC, S.A. DE C.V. are hereby called to the ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING, to be held at 12:00 pm on April 25, 2002, in the Auditorium located at Arco Torre I, Ground Floor, of the business center Arcos Bosques Corporativo, with its address at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to discharge the following:


                                   A G E N D A


I.       PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN
         ARTICLE 172 OF THE GENERAL CORPORATIONS LAW; THE REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, AS WELL AS OF THE REPORTS REQUIRED BY PARAGRAPH 2.4 OF THE FIRST SECTION OF RULE (CIRCULAR) 11-14 OF THE NATIONAL BANKING AND SECURITIES COMMISSION, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND RESOLUTIONS REGARDING SUCH REPORTS.

II. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES DURING SAID FISCAL YEAR.

III. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF THE CORPORATION AS OF DECEMBER 31, 2001, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

IV. RESOLUTIONS ON THE APPLICATION OF RESULTS AND PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE PAYMENT OF A CASH DIVIDEND EQUAL TO 29 MEXICAN CENTS PER EACH OF THE CURRENTLY OUTSTANDING SHARES, PAYABLE IN FOUR QUARTERLY INSTALLMENTS ON JULY 2002, OCTOBER 2002, JANUARY 2003 AND APRIL 2003, FOR THE EQUIVALENT OF 7.25 MEXICAN CENTS PER SHARE.


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V.       ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD
         OF DIRECTORS, AS WELL AS THE BOARD COMMITTEE MEMBERS, AND THE STATUTORY EXAMINERS.

VI.      RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY
         EXAMINERS.

VII. REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN RULE (CIRCULAR) 11-34 OF THE BANKING AND SECURITIES COMMISSION.

VIII. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY DIVISION DINE, S.A. DE C.V., WITH DESC, S.A. DE C.V. BEING THE SURVIVING ENTITY AND DIVISION DINE, S.A. DE C.V., THE MERGED COMPANY, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

IX. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO EXCHANGE THE OUTSTANDING SHARE CERTIFICATES FOR A NEW ISSUANCE.

X.       DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
         MEETING.

XI.      READING AND APPROVAL OF THE MINUTES OF THIS MEETING.


The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 27th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The letter proxy forms will be available in such Secretariat of the Corporation from April 9, 2002 to the day before the date of the Meeting.

                           Mexico, D.F., April 9, 2002

                            /s/ Ernesto Vega Velasco


                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS


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